ELITE EXPRESS HOLDING INC.

April 3, 2025

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Cheryl Brown
Liz Packebusch
Myra Moosariparambil
Shannon Buskirk

Re:	Elite Express Holding Inc.
Draft Registration Statement on Form S-1
Submitted February 20, 2025
CIK No. 0002053641

Ladies and Gentlemen:

This letter is in response to the letter dated March 18, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Elite Express Holding Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form S-1 (the “Amendment No. 1”) is being submitted confidentially to accompany this letter.

Risk Factors, page 9

1. Please revise to include risk factor disclosure regarding your dual-class capital structure. Explain the controlling shareholder(s)’ ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets, and disclose the percentage of outstanding shares that high-vote shareholder(s) must keep to continue to control the outcome of matters submitted to shareholders for approval.

Response: In response to the Staff’s comments, we have revised our disclosure on page 20 of Amendment No. 1 accordingly.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the, page 11

2. Please revise this risk factor to reflect that you have already incurred losses. In this regard, we note that you had $208,390 in net loss for the year ended November 30, 2023, $77,735 in net loss from December 1, 2023 to October 25, 2024 (Predecessor), and $300,703 in net loss from October 26, 2024 to November 30, 2024 (Successor).

Response: In response to the Staff’s comments, we have revised our disclosure on page 11 of Amendment No. 1 accordingly.

Use of Proceeds, page 22

3. We note your disclosure that you intend to use approximately 60% of the net proceeds raised from this offering for equity acquisitions, asset acquisitions, and other investments in businesses that serve customers who require last-mile delivery services to expand your service area and customer base, as of the date of this prospectus, you have entered into two stock purchase agreements to acquire the 100% equity interests in two businesses that provide last-mile delivery services to FedEx, with the purchase consideration to be paid in February 2026. Please revise to state the cost of the assets and, where such assets are to be acquired from affiliates or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to the registrant. Refer to Instruction 5 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our disclosure on page 23 of Amendment No. 1 accordingly. The Company supplementally advises the Staff that both stock purchase agreements entered on January 18, 2025 were terminated by mutual consent on March 28, 2025. The terminations were primarily driven by the fact that, following our assumption of operational control, the financial performance of the target businesses did not meet our expectations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

4. Revise to provide a more substantial discussion and analysis of operating results to specifically identify and quantify the key drivers that resulted in increases to revenue and cost of revenues for each period presented. Refer to Item 303(b) of Regulation SK and SEC Release No. 33-8350.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 28, 29 and 30 of Amendment No. 1 accordingly.

Liquidity and Capital Resources

Cash Flows, page 29

5. Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comments, we have revised our disclosure on page 32 of Amendment No. 1 accordingly.

Business

Our Customer, page 35

6. Please expand your disclosure regarding the ISP Agreement with FedEx to quantify the amount(s) of consideration payable under the Agreement. In this regard, we note that from December 1, 2022, to November 30, 2024, and as of the date of this prospectus, FedEx was your sole customer, accounting for 100% of your revenue, and your risk factor disclosure on page 9 which states that your business is heavily dependent on FedEx, making you vulnerable to changes in your relationship with FedEx. We also note your disclosure on page 30 that you have relied on stable, recurring revenue under the ISP Agreement which ensures weekly cash settlements.

Response: In response to the Staff’s comments, we have revised our disclosure on page 38 of Amendment No. 1 accordingly.

Management, page 42

7. We note that your officers appear to have management, advisory or directorship positions with other companies. Please include an appropriately captioned risk factor to discuss, if true, that certain executive officers serve in their positions on a part-time basis and/or otherwise clarify the number of hours they have agreed to dedicate to the business affairs of your company. To the extent material, please also identify and describe any potential conflicts of interest that exist, or may exist, as a result of your executive officers' outside business relationships.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 15 and 49 of Amendment No. 1 accordingly.

Index to Consolidated Financial Statements

Consolidated Statement of Operations, page F-3

8. It appears that cost of revenue is presented exclusive of depreciation and amortization while you are presenting a gross profit on the face of your Consolidated Statement of Operations. If an amount of the depreciation and amortization should be allocated to cost of revenue and is material, please revise to include such amounts in the cost of revenue section. Alternatively, if you elect to exclude amortization and depreciation from cost of revenues, you must also remove the measures of gross profit and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization. Please also revise your presentation and discussion of gross profit in Management’s Discussion and Analysis. Refer to SAB topic 11.B.

Response: In response to the Staff’s comments, we have revised our consolidated statement of operations on page F-3 to correct our consolidated statement of operations to reclassify the depreciation and amortization expenses as previously recorded under “General administrative expenses” to “Cost of revenue.” We have added Note 4 on page F-12 to disclose the effect of this correction. We also revised the presentation and discussion of gross profit in the section titled “Management's Discussion and Analysis of Financial Condition and Results of Operations” on page 30 of Amendment No. 1 accordingly.

Consolidated Statement of Cash Flows, page F-5

9. We note the heading for the Successor column is titled “For the Period Ended November 30, 2024.” Please revise to identify the period from October 26, 2024 to November 30, 2024.

Response: In response to the Staff’s comments, we have revised our disclosure on the consolidated statement of cash flows on page F-5 of Amendment No. 1 accordingly.

10. You have included $899,669 as cash flows used in investing activities and identified the amount as the acquisition of business, net of cash acquired. In Note 6, Acquisition, you disclose the final consideration was $1,367,169, paid entirely in cash. You also state that certain assets, including cash, were excluded from the acquisition and remained the responsibility of the sellers of JAR. Please revise the statement of cash flows and your footnote for this inconsistency.

Response: In response to the Staff’s comments, we have revised our disclosure in Note 7 on page F-13 of Amendment No. 1 accordingly.

Note 6 - Acquisition, page F-13

11. To further our understanding of the terms of the acquisition of JAR, please tell us how you considered the identification of the accounting acquirer in this transaction. In your response, address the factors in ASC 805-10-55-11 through 55-15, specifically the composition of senior management and the governing body of the combined entity. In addition, identify the controlling ownership of JAR and the Company prior to the acquisition, and tell us how you considered whether this transaction is between entities under common control. Refer to ASC 805-50-05-04 and 05-05.

Response: We respectively advise the Staff the following. The Company assessed the appropriate accounting treatment under ASC 805-10-55-11 through 55-25 and concluded that the Company is the accounting acquirer in this acquisition. The assessment was based on the following factors:

•	Control of the transaction: The Company initiated and negotiated the acquisition and provided all of the purchase consideration in cash.

•	Governance and management continuity: The composition of the senior management and board of directors of the combined entity remained unchanged after the acquisition. No members of JAR’s prior ownership or management were appointed to governance or executive positions in the Company post-acquisition.

•	Ownership and voting control: The Company has a dual-class share structure. While the Class A common stock is held by multiple 5% stockholders including Apex Management Limited, Ping Capital Holdings Ltd., Grand Bright International Holdings Limited, and others, voting control resides with the Class B stockholders, who are Huan Liu and Yidan Chen—both of whom are part of the Company’s executive management. As a result, the Company’s management retained majority voting control post-acquisition.

In evaluating whether the transaction qualified as a transaction between entities under common control pursuant to ASC 805-50-05-4 through 05-5, the Company considered the ownership structure of both parties. Prior to the acquisition, JAR was owned by three independent trusts: June Trust, Garcia Trust, and Penuela Trust, each holding 110,000 shares of JAR. These trusts had no affiliation with the Company, its officers, directors, or Class A or Class B stockholders.

Accordingly, the Company concluded that the acquisition did not constitute a transaction between entities under common control and has appropriately accounted for it as a business combination with Elite Express identified as the accounting acquirer.

In response to the Staff’s comments, we have revised our disclosure in Note 7 on page F-13 of Amendment No. 1 accordingly.

Exhibits

12. We note that the Exhibit Index on page II-5 includes Exhibit 10.22 Transfer of Debt Agreement by and between Yan Bai, Huan Liu, and the Registrant, dated December 2, 2024, and Exhibit 10.23 Transfer of Debt Agreement by and between Yong Lin, Huan Liu, and the Registrant, dated November 30, 2024. Please revise appropriate sections of your prospectus to disclose the material terms of these agreements.

Response: In response to the Staff’s comments, we have revised our disclosure on pages 54 and removed Exhibit 10.22 and Exhibit 10.23 on page II-5 of Amendment No. 1 accordingly. The Transfer of Debt Agreement dated December 2, 2024, among Yan Bai, Huan Liu, and the Registrant, and the Transfer of Debt Agreement dated November 30, 2024, among Yong Lin, Huan Liu, and the Registrant, are payment on-behalf agreements that merely document loans provided by Mr. Huan Liu through his third-party contacts. On March 31, 2025, the Company issued a promissory note to Mr. Huan Liu, pursuant to which the Company may periodically borrow up to $120,000 from Mr. Huan Liu to fund its working capital needs. Borrowings made pursuant to this note are unsecured, non-interest bearing and repayable upon demand of Mr. Huan Liu. The promissory note has been filed as Exhibit 10.16 accordingly.

13. We note disclosure of related party agreements including an agreement related to funds borrowed from the Chairman of the Board of Directors and a secured loan agreement to fund the settlement of a class-action lawsuit in 2023. Please file these and related agreements as exhibits to the registration statement, or tell us why you do not believe they are required. Refer to Item 601(b) of Regulation S-K.

Response: In response to the Staff’s comments, we have revised our Exhibit Index on page II-5 of Amendment No. 1 and have filed the requested agreements as Exhibit 10.15 and Exhibit 10.16 accordingly.

General

14. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Yidan Chen
Name:	Yidan Chen
Title:	Chief Executive Officer, President, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC